News Release   TRW Inc.
                       1900 Richmond Road
                       Cleveland, OH 44124



For Immediate Release   Contact
                            Judy Wilkinson or Barrett Godsey
                            Joele Frank, Wilkinson Brimmer Katcher
                            212-355-4449

                            Jay McCaffrey, TRW Media
                            216-291-7179

                            Ron Vargo, TRW Investors
                            216-291-7506

TRW ADVISES SHAREHOLDERS TO TAKE NO ACTION AT THIS TIME IN RESPONSE TO NORTHROP GRUMMAN'S REVISED $53 PER SHARE EXCHANGE OFFER

CLEVELAND, April 14, 2002 — TRW Inc. (NYSE: TRW), in response to Northrop Grumman Corporation's (NYSE: NOC) announcment that it has revised the terms of its unsolicited exchange offer for all the outstanding shares of TRW, advised its shareholders to take no action at this time. TRW's Board of Directors will review Northrop's revised $53 per share exchange offer and will make its recommendation to TRW shareholders in due course.

TRW provides advanced-technology products and services for the aerospace, systems, and automotive markets.

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